Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, May 21, 2019

EXECUTIVE ANNOUNCEMENTS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is greatly saddened to announce that, David Bonham, Vice President and Chief Financial Officer of Fairfax, died suddenly this past weekend.

“The entire Fairfax family mourns the sudden and unexpected loss of our dear friend and partner, Dave Bonham,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “Dave was incredibly bright and disciplined as our CFO, and we will all miss his sense of humour, quick wit and caring nature.  We extend our deepest sympathies to Dave’s family.”

Fairfax has appointed John Varnell, Vice President, Corporate Development, to serve as Chief Financial Officer of Fairfax on an interim basis.  Mr. Varnell previously served as the Chief Financial Officer of Fairfax on two occasions, as well as the Chief Financial Officer of Northbridge Financial Corporation and Fairfax India Holdings Corporation.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946